INVEST IN **COLUMBUS EAGLES FC INC.**

FOR WOMEN. FOR SOCCER. FOR COLUMBUS.



columbuseaglesfc.com Reynoldsburg, OH







Highlights

1. Invest as little as $100 to co-own the Columbus Eagles and grow women's soccer in Columbus.
2. The Eagles have momentum to grow with the rising interest in women's soccer and its loyal fan base.
3. With additional investment in the Eagles' operations, Columbus is poised for an NWSL expansion team.
4. Be part of a movement investing locally to uplift women, inspire fans, and unite our community
5. For over a decade, the Eagles have dominated Columbus women's soccer in the WPSL and MASLW.

women's soccer in the WPSL and MASLW.

6 | The Eagles are ranked #1 nationally in 2025 and have a history of championships and elite awards.

7 | The Eagles were the first WPSL team approved to host a match at a MLS stadium.

Featured Investor



Lauren Conte
Syndicate Lead

[Follow]

Invested $15,000 ⓘ

"I believe in the vision for the Eagles and in the passion of their leadership team. My husband, Spencer, and I are life-long soccer fans, having both played and watched for over 30 years, and now we're fostering a love for the game in our three young children. I love soccer. I love Columbus. I love the Eagles. Investing in this club isn't just personal for me though. I want our city and our youth to have another team to rally behind. And I want our young girls especially to have local professional female athletes to look up to and to aspire to be one day. Women's soccer is expanding rapidly around the world. Let's be a part of that growth right here in Columbus!"

Our Team



Mark Wise President

Mark Wise, president of Alpha II Service, is a Central Ohio business leader with 45+ years' experience. He founded Columbus Eagles FC and its Foundation, supporting marginalized girls through soccer. He also owns and directs the UA Soccer Academy.



Lynette Shy CEO, Confluence Art Solutions

Lynette Shy is a marketing leader in arts and entertainment and has a strong passion for advancing women's sports.



She's led two Emmy-winning projects and excels in live event marketing, boosting ticket sales, memberships, and audience engagement.



Jared Shy Assistant Coach, Columbus Eagles

Jared is an assistant coach with Columbus Eagles FC, where he fosters inclusive, growth-oriented environments for athletes of all backgrounds. His coaching philosophy emphasizes creating spaces where players feel safe, seen, heard, and challenged.



Cathy Ellwood President

Cathy Ellwood brings 30+ years in financial services and leadership coaching for top execs. A soccer advocate, she serves on a nonprofit league board which helps to fund scholarships for soccer players. She's committed to growing the game in Columbus.

Help Shape the Future of Women's Sports



Help Shape the Future of Women's Sports
An Exclusive Investment Opportunity
COLUMBUS EAGLES FC
For Women. For Soccer. For Columbus.

The Opportunity:
Invest in the Eagles, and own a piece of the next era of women's soccer in Columbus

Our Goal:
To provide the highest level of women's soccer in Columbus, laying the foundation for a future professional team

Why Now:
Women's sports are surging. **Columbus is ready** to lead the charge and become the nation's women's-sports capital



Why WeFunder:

WeFunder provides a trusted platform for shared ownership. It allows supporters to move from cheering in the stands to actively investing in the club's future.

Your Investment Supports:

- Expanding the Eagles reach and preparing for pro-level soccer
- Growing Eagles staff, players, and facilities

Your Chance to Say "I helped build that"
Real ownership. Real community. It's your chance to put Columbus at the heart of women's soccer.

Why We're Inviting You to Invest
It's Time to Build What the Women's Game Deserves

Our Current Model is no Longer Sustainable
- Reliance on volunteers and limited resources has reached its limits
- Growth requires a professional, well-resources structure

We Want to Unlock the Eagles Full Potential
- Community ownership builds an inclusive, sustainable model
- Modern operations enhance player development and fan experience
- Positions Columbus as a leader in women's soccer

We're Ready to Build What's Next for Women's Soccer
- The passion, talent, and commitment are already there — what's been missing is the investment
- By building infrastructure, visibility, and ownership for women's sports in Columbus, we're not just leveling the playing field — we're rewriting it

Why Invest in Women's Soccer in Columbus
Unprecedented Momentum in Women's Sports

Strong Soccer Fan Base

- Columbus is home to MLS's Crew and Ohio State's sports culture — but no top-tier women's soccer club
- The market is energized and ready for women's pro soccer

Columbus: The Future Capital of Women's Sports

- Mayor Ginther's 2025 plan aims to make Columbus the epicenter for women's sports
- Focus areas: team growth, leadership, and investment

Growing Market and Economic Potential

- Women's soccer is the fastest-growing sector in global sports
- Columbus's young, diverse population reflects the future of the women's sports market



"I think it's about time that the city of Columbus joins the ranks of the WNBA and the NWSL."

Columbus Mayor Andrew J. Ginther
April 2025

Why the Columbus Eagles FC?
A Team on the Rise



Strong Foundation in Women's Soccer
- 10+ Years competing at the highest level in Columbus
- Established infrastructure, loyal fan base, and strong growth potential

Proven Track Record
- Multiple division titles, national semi-final and conference appearances
- Honors include Franchise, Coach, Offensive, and Defensive Player of the Year
- 1st WPSL to host a game in an MLS stadium

Year-Round Impact
- Competing in 2 elite leagues: WPSL (outdoor – 1 step below NWSL) and MASLW (highest level of indoor)

Other Reasons to Invest
You Can Be a Powerful Catalyst for Change

Inspire the Next Generation of Leaders

- Female soccer players model strength, discipline, and leadership, showing girls that leadership knows no gender
- Soccer emphasizes collaboration, quick decision-making, and collective problem-solving—skills that translate directly into leadership across every field



Correct Historic Underinvestment

- Investment now helps close funding gaps, boost visibility, and correct decades of inequity in women's sports and soccer

Build Community Pride

- Ownership unites through shared passion and belonging – elevating the city's pride and national profile

Building the Future: Your Capital at Work
Priorities for Immediate Impact

Strengthen the Eagles Financial Foundation
- Reduce debt to reinvest in growing women's soccer across Columbus and beyond
- Redirect resources to player development, infrastructure upgrades, and fan experience

Expand our Reach
- Modernize marketing to convert casual fans into loyal supporters
- Enhance game-day experience so that every fan feels like a VIP

Position for NWSL Expansion
- Build a scalable, professional foundation aligned with top-tier standards
- Boost visibility to spotlight Columbus as a ready market for women's sports



How It Works

Through WeFunder, you can become a co-owner of Columbus Eagles FC. Investments range from $100-$10,000+. Each investment level includes:

- **4% Non-Cumulative Dividend.** Dividends are not automatic - they must be declared by the Board. Missed dividends are not carried forward.

- **Dividend Priority.** Preferred shareholders receive dividends before any are paid to common stockholders (i.e., team owners).

- **6% Buy-Back Option.** After one year and with shareholders' consent, the company can repurchase shares at face value plus 6% per year (minus any dividends already paid).

- **Transfer Restrictions.** Preferred shares are subject to limits on resale and transfer.

See offering document for full details

About Wefunder

WeFunder is a crowdfunding platform where anyone can invest in startups, small businesses, and community projects for equity or potential returns.

Other Ownership Benefits





$100 — Certificate of Ownership

$250 — Exclusive Owners Shirt

$500 — Exclusive Owners Jersey

$1,000 — Owners Kit & Season Membership

$10,000 — Lifetime Season Pass



How Can You Get In?

- Become Part of the Ownership Group

- Become a Corporate Sponsor